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News Release
For immediate release

Executive Vice-President Lawson Hunter to leave BCE

MONTREAL, Quebec, July 9, 2008 – BCE announced today that Executive Vice-President and Chief Corporate Officer Lawson Hunter is leaving the company to take up a new position as Counsel at Stikeman Elliott LLP. His departure will take effect July 11, 2008.

“Lawson brought to Bell a passionate belief that consumers benefit when government allows competitive forces to work,” said BCE President and Chief Executive Officer Michael Sabia. “He has been relentless not only in the pursuit of more freedom for Bell to offer competitive services to our customers but also in striving to create value for shareholders by making Bell a stronger, better company.”

Mr. Hunter joined BCE in February 2003, taking responsibility for Bell Canada’s regulatory affairs, as well as a broader public policy agenda affecting not only Bell but the entire communications industry. In that role he was instrumental in championing a campaign to bring the benefits of competition in local telephony to consumers through regulatory reform. This culminated in two landmark decisions by the federal government: its December 2006 order to the Canadian Radio-television and Telecommunications Commission (CRTC) to rely more on market forces, and its April 2007 decision setting out a simple and efficient framework for the CRTC to forbear from regulating local telephone services.

“I’m tremendously proud of what we’ve accomplished at Bell under Michael Sabia’s leadership,” said Mr. Hunter. “There is no question that our single-minded determination to refocus Bell on its core business and customers, coupled with our vision for public policy reform in the communications sector, has truly laid a new foundation for the future of the company.”

As one of Canada’s foremost experts in competition and regulatory law, Mr. Hunter played key roles in every major transaction in which Bell was involved during his time at the company, including those involving CGI, CTVGlobemedia and Telesat. He helped lead both the transaction establishing the Bell Aliant Regional Communications Income Fund – serving as its first Chair – and the current privatization transaction. In March 2005, Mr. Hunter took on the additional role of Chief Corporate Officer, overseeing all corporate services at the company and driving a cultural change that has led to increased efficiency and a more service-oriented approach.

“Bell, its shareholders, customers and employees, have all seen the benefits of Lawson’s clear eyed approach to business and the law,” concluded Mr. Sabia. “I want to thank him for his vision and his common sense advice, which have been invaluable to me personally.”

About BCE Inc.

BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE also holds an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.

For inquiries, please contact:

Jacqueline Michelis
Bell Canada, Media Relations
1 877 391-2007
jacqueline.michelis@bell.ca